PPG Industries, Inc. (PPG)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278
PPG Shareholder since 2012

Please Vote For Proposal 4 – Management Proposal to Eliminate 80% Voting Requirements When Only 78% of PPG Shares Typically Vote

Proposal 4 is the most important proposal on the ballot because it is the only management proposal that has a risk of being defeated since it needs an 80% vote from all shares outstanding and typically only 78% of PPG shares vote.

Apparently PPG management could not care less that only 78% of shares vote. The management text next to this proposal indicates no special effort to get out the vote. This is tantamount to PPG management opposing it own proposal. And blockage of this proposal prevents other corporate important governance improvements that would benefit shareholders.

The lack of management support for proposal 4 is all the more egregious because management is taking the risk that it will be the 5th time a proposal like the Management Proposal 4 goes down in flames at PPG in the same lockstep way.

Shareholders are encouraged to vote for Management Proposal 4 and consider voting against Mr. Gary Heminger, the only member of the PPG Governance Committee standing for election. If enough shares vote against Mr. Heminger, the PPG Governance Committee may decide to make an extra effort to get out the vote for its Management Proposal 4. As a retired Chairman and Chief Executive Officer of Marathon Petroleum Corporation, Mr. Heminger may have some incentive to preserve his reputation.

Huntsman Corporation (HUN) is a textbook example of what a Governance Committee can do if it is committed to the topic of its own proposal.

At the Huntsman annual meeting on March 25, 2022 there was an election to vote out certain directors. A small Huntsman shareholder received a telephone call from a representative of the Huntsman Board of Directors about his vote in spite of the fact that he own owns only $5000 of Huntsman stock which has a market capitalization of $8 Billion.

PPG shareholders can only hope that small PPG shareholders will get a telephone call from a representative of the PPG Board about their vote for Management Proposal 4. That would indicate that Management is committed to its own proposal.

Please Vote For Proposal 4 – Management Proposal to Eliminate 80% Voting Requirements When Only 78% of PPG Shares Typically Vote

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.